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June 6, 2000

Dear Stockholders:

     We are pleased to inform you that, on May 24, 2000, Schein Pharmaceutical, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Watson Pharmaceuticals, Inc. ("Watson") and WS Acquisition Corp., Watson's wholly owned-subsidiary, providing for the acquisition of the Company. Pursuant to the Merger Agreement, WS Acquisition Corp. has commenced a tender offer for all the outstanding shares of the Company's common stock (the "Shares") at $19.50 per Share, net to the sellers in cash (the "Offer").

     Following the successful completion of the Offer, WS Acquisition Corp. will merge into the Company (the "Merger"), and all the Shares not purchased in the Offer (other than Shares held by Watson or any of its subsidiaries or any Shares as to which appraisal rights have been properly exercised under applicable law) will be converted into the right to receive a fraction of a share of Watson common stock valued at $23.00 per Share, based upon the average closing price of a share of Watson common stock on the New York Stock Exchange for the ten day trading period ending on the trading day two trading days prior to the date of either the special meeting of the Company's stockholders called to approve the Merger or, if no such meeting is required under applicable law, the date of the Merger.

     The value of the merger consideration per Share will be increased proportionately above $23.00, if the average closing price is greater than $54.52 per share, up to maximum value of $26.50 per Share where the average closing price of a share of Watson common stock is $62.82 or higher. Conversely, the value of the merger consideration will be decreased proportionately below $23.00, if the average closing price of a share of Watson common stock is less than $44.61 per share down to a minimum value of $19.50 per Share where the average closing price is $37.82 per share or lower. At this minimum value of $19.50 per Share, Watson would have the option to pay the entire merger consideration in cash, in stock or in a mix of cash and stock.

     As a result of the Merger, the Company will become a wholly owned subsidiary of Watson. STOCKHOLDERS OF THE COMPANY MAY RECEIVE SUBSTANTIALLY MORE VALUABLE CONSIDERATION FOR THEIR SHARES IN THE MERGER THAN IF THEY TENDER THEIR SHARES IN THE OFFER.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY (1) APPROVED AND FOUND ADVISABLE THE MERGER AGREEMENT, THE OFFER AND THE MERGER, (2) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, AND (3) RECOMMENDED THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND/OR ADOPT THE MERGER AGREEMENT.

     Enclosed with this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9, which describes the reasons for your Board's recommendation. Also enclosed are the Offer to Purchase by WS Acquisition Corp., together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These materials set forth in detail the terms and conditions of the Offer, and provide instructions on how to tender your Shares. I urge you to read the enclosed materials carefully.

                                          Very truly yours,

                                          /s/ MARTIN SPERBER
                                          --------------------------------------
                                          Martin Sperber
                                          Chairman of the Board and
                                          Chief Executive Officer